Exhibit 16.1

                            DataMirror Corporation

EMPLOYEE CONDUCT POLICY

The management of DataMirror believes that integrity and credibility are inherent to the success of our business. It is essential that all of our employees maintain appropriate standards of conduct in all of their interactions with customers, suppliers, competitors and the general public. Significant damage could be caused to DataMirror if it appears to our customers or the general public that our employees have engaged in questionable or inappropriate conduct.

The purpose of this policy is to provide guidance to DataMirror employees on what constitutes appropriate conduct when interacting with customers, suppliers, competitors and the general public. In general, it is expected that DataMirror employees will conduct themselves honestly, ethically and in accordance with both the letter and spirit of the law in all of their dealings with customers, competitors and the general public.

DataMirror employees should recognize that this policy cannot deal specifically with all of the situations that may arise. It is expected that employees will use good judgement and common sense at all times in order to accomplish the objectives of this policy.


PROCEDURE

Fair Competition
----------------

Our objective at DataMirror is to be the strongest competitor we can be in each of our markets using commercially acceptable means. We want our competitors to fear and respect us, however, we do not want to be perceived as dishonest or unethical and we do not want to violate any laws. The following statements are intended to provide DataMirror employees with guidance on how to achieve the foregoing objective.

DataMirror employees should never:

o Lie to, mislead or confuse customers or potential customers with respect to DataMirror products
o Lie to, mislead or confuse customers or potential customers with respect to a competitor's products
o Provide negative third party references to customers or potential customers who will provide deceptive or misleading information with respect to a competitor's products
o Provide misleading, one-sided or unfair information with respect to comparative benchmarks or other information that normally should come from third parties in order to be fair
o Make extreme statements about competitive products such as "they don't work" or "their support sucks"
o Suggest to a customer or potential customer that we have an endorsement or affiliation that we do not. (i.e. "We are the preferred vendor of HA software to Fortune 100 corporation.")

o Suggest to a customer or potential customer that a specific problem associated with a specific installation of a competitor's product is a general bug or problem with the competitor's product
o Make a false or misleading statement regarding the availability of price reductions


DataMirror employees should always:

o Provide a fair and balanced comparison between our products and our competitors' products. Use positive rather than negative statements when positioning DataMirror with respect to our competitors (i.e. "DataMirror is a financially sound public company. Have a look at our balance sheet and compare it to our competitors.")
o    Get permission from our customers to use them as a reference


Dealing with Competitors
------------------------

DataMirror employees are expected to deal with our competitors and their employees honestly and respectfully.

Under no circumstances should any DataMirror employee use the Internet to access the Web-Site or computer system of any third party including any DataMirror competitor for unauthorized purposes. Please be aware that the Web-Site terms of use and license agreements of most computer software companies would prohibit competitors from downloading evaluation software for competitive purposes. Please consult the DataMirror legal department before accessing the Web-Sites of any DataMirror competitors if you are unsure of what is permitted. This policy applies to the access of Web-Sites using home computing facilities or through the facilities of third parties.


Anti-Competitive Behaviour
--------------------------

DataMirror employees should never enter into any arrangement with our competitors to fix prices, boycott customers or divide up markets.

DataMirror employees should consult the legal department to discuss competition issues prior to:

o    entering into any significant discussions with competitors
o    discussing any potential joint venture relationship
o    entering into any exclusive sales arrangement
o    adopting any new pricing policies or practices
o    negotiating any non-competition arrangement

Business Gifts
--------------

The acceptance or giving of bribes, kickbacks or other remuneration to any government official, political party, corporation, individual or organization is always prohibited.

DataMirror employees may give or receive gifts in the course of business provided that:

o    The gifts are not of substantial value
o The gifts were not given or received with an expectation of reward or influence
o    The gifts are not inconsistent with accepted business practices
o    If revealed to the public the gifts would not embarrass DataMirror
o    The gifts do not violate the policies of the recipient's employer


Conflicts of Interest
---------------------

DataMirror employees are expected to act in the best interests of DataMirror at all times.

DataMirror employees should not:

o Use company property for personal purposes without permission from DataMirror management;
o    Assist competitors
o    Use their position as a DataMirror employee for personal gain
o Own an interest in any business transacting with DataMirror without disclosing such ownership prior to the transaction


Record Keeping
--------------

Accuracy and reliability in the preparation of all business records is mandated by law and is of critical importance to DataMirror's decision-making processes. Each employee is expected to record and report all information accurately and honestly. It is very important that DataMirror's books reflect all components of all transactions. Employees are expected to co-operate fully with internal and outside auditors.


Responsibility and Enforcement
-----------------------------

DataMirror management drafted this policy and is responsible for reviewing and revising it as required.
Human Resources is responsible for communicating this policy to employees. DataMirror management is responsible for investigating and enforcing matters related to this policy.

Any concerns or questions regarding appropriate conduct or any other issues related to this policy should be directed to a member of DataMirror management. Any DataMirror employee who becomes aware of a violation of this policy must report the violation to a member of DataMirror management.

Employees who violate this policy may be subject to a full range of disciplinary measures, including suspension or termination, responsibility for financial damages and possible criminal prosecution.

Anonymous Accounting Complaints Process
---------------------------------------

Any employee may make a complaint regarding accounting, internal accounting controls or auditing matters directly to any member of the DataMirror Audit Committee or to DataMirror's external auditor. Alternatively, such complaints may be made to DataMirror's CFO or General Counsel who shall inform the Audit Committee. Such complaints may be made anonymously (by any means the employee feels comfortable with) and will be treated confidentially and will not result in any form of reprisal on the part of DataMirror.